UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

INSPIRE PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MONARCH TRANSACTION CORP.
MERCK & CO., INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Richard N. Kender
Senior Vice President, Business Development and Corporate Licensing
Merck & Co., Inc.
One Merck Drive, PO Box 100
Whitehouse Station, NJ 08889-0100
(908) 423-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation *	Amount of Filing Fee**
$481,393,285	$55,889.76

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 83,292,192 outstanding shares of common stock of Inspire; (ii) all restricted stock units with respect to 1,665,719 shares of common stock of Inspire; and (iii) all outstanding options respect to 11,320,746 shares of common stock of Inspire, in each case as of April 1, 2011, the most recent practicable date.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,889.76	Filing Party:	Monarch Transaction Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	April 15, 2011

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on April 15, 2011 (as further amended and supplemented, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, each a “Share” and collectively, the “Shares”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (“Inspire”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Monarch Transaction Corp., a Delaware corporation (“Offeror”) and Merck & Co., Inc., a corporation formed under the laws of New Jersey (“Merck”), on April 15, 2011, as amended by this Amendment and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Inspire on April 15, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), contain important information about the Offer, all of which should be read carefully by Inspire stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 5, 2011, by and among Merck, Offeror and Inspire.

Documentation relating to the Offer has been mailed to Inspire stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll−free at (800) 279-6913.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.

Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end of the sub-section captioned “Legal Proceedings”:

        “On May 3, 2011, all parties to the consolidated Delaware Chancery Court action executed a Memorandum of Understanding (“MOU”), pursuant to which, among other things, Inspire has made additional public disclosures (reflected in Amendment No. 3 to Inspire’s Schedule 14D-9, which was filed with the SEC on May 4, 2011). The MOU also provides that the parties will enter into a definitive settlement agreement, pursuant to which the parties will move to certify conditionally the consolidated action as a class action and will move to dismiss all claims. The settlement of the consolidated Delaware Chancery Court action is subject to negotiation of definitive settlement documentation and approval by the Delaware Court of Chancery and is conditioned upon consummation of the Merger.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2011	MONARCH TRANSACTION CORP.
	By:	/s/ Katie Fedosz
		Name:	Katie Fedosz
		Title:	Assistant Secretary
Dated: May 4, 2011	MERCK & CO., INC.
	By:	/s/ Katie Fedosz
		Name:	Katie Fedosz
		Title:	Senior Assistant Secretary